SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

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TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2006	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
	Name:	Tor F. Johansen
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated August 11, 2006.	4
     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

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PRESS RELEASE
August 11, 2006
First half-year 2006:
CONTINUED STRONG DEMAND FOR NEW EXPORT LOANS
The first half-year of 2006 showed a strong order intake. The volume of accepted, but not yet disbursed loan offers was NOK 29.0 billion at June 30, 2006 compared to NOK 17.8 billion at the same time in 2005. Currently is expected that around NOK 18 billion of the order intake will actually materialize as loan disbursements during the next three years.
Strong demand for products offered by the Norwegian maritime industry resulted in a higher demand for the services offered by Eksportfinans. In addition, an environment of higher interest rate levels made the officially supported fixed rate financing scheme, the CIRR rate that is regulated by the OECD, favorable compared to financing on market terms.
Local government lending
Total outstanding loans from Eksportfinans wholly owned subsidiary Kommunekreditt Norge AS at June 30, 2006 amounted to NOK 52.0 billion, which was an increase of 9.2 percent compared to the same time in 2005. The demand for loans from Kommunekreditt in the first half of 2006 increased by more than 20 percent compared to the same period in 2005.
Funding
In the first six months of 2006, Eksportfinans borrowed a total of NOK 30.8 billion by way of 341 individual funding transactions.
In June, Eksportfinans launched eFunding, its innovative web-based platform for pricing and executing structured Medium Term Notes, at Euromoney’s Global Borrowers and Investors Forum in London. eFunding provides arranging banks with around-the-clock self-service access to Eksportfinans’ pricing and documentation, allowing for funding transactions being concluded across all time zones.
Results
Net interest income for the Group in the first half-year of 2006 was NOK 233 million, which was NOK 76 million higher than in the corresponding period in 2005. The increase was primarily due to higher volumes of lending and liquidity placements. Net income was NOK 113 million in the first six months of 2006, up from NOK 54 million for the corresponding period in 2005. In addition to the increase in net interest income, the improvement in net income was due to lower operating expenses.
The complete half-year report is published on www.eksportfinans.no.
Key Figures

	First half-year 2006	First half-year 2005
New export lending	NOK 11,1 billion	NOK 6,0 billion
New municipal lending	NOK 3,8 billion	NOK 4,2 billion
New funding	NOK 30,8 billion	NOK 19,8 billion
Total assets	NOK 144 billion	NOK 120,9 billion
Capital adequacy	14,0%	14,9%
Net result	NOK 113 million	NOK 54 million
Loan losses	0	0
Eksportfinans ASA has the international credit ratings AAA from Moody’s, AA+ from Standard & Poor’s and AAA from Fitch Ratings
For more information, please contact:
Head of Information Elise Lindbæk, telephone +47 22 01 22 64, mobile phone+47 90 51 82 50
e-mail el@eksportfinans.no

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